Exhibit 99.1

Yingli Green Energy Announces Business Update

-- Signs 36.8 MW PV Module Sales Contract with S.A.G. Solarstrom AG

-- Expands Manufacturing Capacity to 400 MW

-- Reaffirms Plan to Reach 600 MW of Manufacturing Capacity by Mid-2009

BAODING, China--(BUSINESS WIRE)--Yingli Green Energy Holding Company Limited (NYSE: YGE) (“Yingli Green Energy” or “the Company”), one of the world's leading vertically integrated photovoltaic (“PV”) product manufacturers, today announces that the Company has signed a 36.8 MW PV module sales contract with S.A.G. Solarstrom AG (“S.A.G.”) and that it has completed the installation and trial production of an additional 200 MW of annual manufacturing capacity of each of PV polysilicon ingots and wafers, PV cells and PV modules.

36.8 MW Sales Contract with S.A.G.

Yingli Green Energy has entered into a sales contract with S.A.G. , one of the leading manufacturers, independent developers and system integrators in the solar power and solar investment market in Europe. Under the terms of the contract, Yingli Green Energy will supply 36.8 MW of PV modules to S.A.G. from December 2008 to December 2009.

“We initiated our relationship with Yingli Green Energy with a 5 MW contract in 2005, and we are happy to expand our cooperation with this larger agreement,” stated Dr. Karl Kuhlmann, CEO of S.A.G.. “The majority of the PV modules to be delivered under this contract are expected to be installed in projects in Germany and other countries in Europe. Given our long history of cooperation, we have developed a solid relationship and mutual trust. Our utmost priority is the sound operating performance of our customers’ systems, so we believe that it is essential to source PV products that guarantee system performance. Yingli’s brand and high quality products match all of our needs.”

"We are pleased to sign this major contract with S.A.G.," commented Mr. Liansheng Miao, Chairman and CEO of Yingli Green Energy. "The shipment volume under this contract is larger than the total volume we shipped to S.A.G. over the past three years combined. We are pleased to see increasing demand from customers such as S.A.G, and we believe this is one of many positive signals coming out of Germany that indicate a continuation of a strong market in 2009."

Expands Manufacturing Capacity to 400 MW and Reaffirms Plan to Reach 600 MW of Manufacturing Capacity by Mid-2009

Yingli Green Energy successfully completed the installation and trial production of an additional 200 MW of annual manufacturing capacity of each of PV polysilicon ingots and wafers, PV cells and PV modules. The completion comes ahead of the previously announced target of the end of 2008.

“We are pleased to achieve another significant milestone in the history of our company’s growth,” said Mr. Liansheng Miao. “As a result of solid relationships with equipment suppliers and a concerted effort by our entire team, we are pleased to have reached 400MW of annual manufacturing capacity ahead of schedule. In addition, I am also delighted to confirm that our plan to construct an additional 200MW of annual manufacturing capacity is on track to be completed by mid-2009. Furthermore, we have now contracted substantially all of our estimated PV module output for the remainder of 2008 and have secured more than 90% of our estimated polysilicon requirements for 2008.”

About Yingli Green Energy

Yingli Green Energy Holding Company Limited is one of the world’s leading vertically integrated PV product manufacturers. Through the Company’s principal operating subsidiary in China, Baoding Tianwei Yingli New Energy Resources Co., Ltd., Yingli Green Energy designs, manufactures and sells PV modules and designs, assembles, sells and installs PV systems that are connected to an electricity transmission grid or operate on a stand-alone basis. With 400 MW of total annual production capacity in each of polysilicon ingots and wafers, PV cells and PV modules, Yingli Green Energy is currently one of the largest manufacturers of PV products in the world as measured by annual production capacity. Additionally, Yingli Green Energy is one of a limited number of large-scale PV companies in the world to have adopted a vertically integrated business model. Yingli Green Energy currently plans to expand annual production capacity of polysilicon ingots and wafers, PV cells and PV modules to 600 MW by mid-2009. Yingli Green Energy sells PV modules under its own brand name, Yingli Solar, to PV system integrators and distributors located in various markets around the world, including Germany, Spain, Italy, South Korea, Belgium, France, China and the United States. For more information, please visit www.yinglisolar.com.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond Yingli Green Energy’s control, which may cause Yingli Green Energy’s actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in Yingli Green Energy’s filings with the U.S. Securities and Exchange Commission. Yingli Green Energy does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

CONTACT:
In China:
Yingli Green Energy Holding Company Limited
Qing Miao
Director, Investor Relations
+86-312-3100-502
ir@yinglisolar.com
or
In the United States:
Christensen
Linda Bergkamp, +1-480-614-3004
lbergkamp@ChristensenIR.com
or
In Hong Kong:
Christensen
Jung Chang, +852-2232-3973
jchang@ChristensenIR.com